UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31137 / June 30, 2014

_____

In the Matter of   :
                                                                                    :
FIDUS INVESTMENT CORPORATION   :
FIDUS MEZZANINE CAPITAL, L.P.   :
FIDUS INVESTMENT GP, LLC   :
FIDUS INVESTMENT ADVISORS, LLC   :
FIDUS MEZZANINE CAPITAL II, L.P.   :
                                                                                    :
1603 Orrington Avenue, Suite 1005   :
Evanston, Illinois 60201   :
                                                                                    :
(812-14156)   :
                                                                                    :
_____

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), 57(c) and 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT; AND UNDER SECTION
12(h) OF THE SECURITIES EXCHANGE ACT OF 1934

Fidus Investment Corporation ("Fidus"), et al. filed an application on May 15, 2013, and
amendments to the application on December 6, 2013, April 2, 2014 and May 30, 2014,
requesting an order under sections 6(c), 12(d)(1)(J), and 57(c) of the Investment Company Act of
1940 ("Act") granting exemptions from sections 12(d)(1)(A), 18(a), 21(b), 57(a)(1)-(a)(3), and
61(a) of the Act; under section 57(i) of the Act and rule 17d-1 under the Act to permit certain
joint transactions otherwise prohibited by section 57(a)(4) of the Act; and under section 12(h) of
the Securities Exchange Act of 1934 ("Exchange Act") granting an exemption from section 13(a)
of the Exchange Act. The order permits Fidus, a business development company ("BDC"), and
its wholly-owned small business investment company subsidiary that is also a BDC and any
future direct or indirect wholly-owned subsidiaries of Fidus to (1) engage in certain transactions
that otherwise would be permitted if Fidus and the subsidiaries were one company, (2) adhere to
a modified asset coverage requirement, and (3) file certain reports on a consolidated basis.

On June 2, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31067). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transactions are consistent with the policies of each BDC and with the general purposes of the Act.

It is further found that the participation by each of Fidus and the subsidiaries in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

It is further found that the granting of the requested order under the Exchange Act is not inconsistent with the public interest or the protection of investors.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a), 61(a) and 21(b), requested by Fidus Investment Corporation, et al. (File No. 812-14156), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1)(A) is granted, effective immediately, and subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 57(c) of the Act, that the requested exemption from sections 57(a)(1) – (a)(3) of the Act is granted, effective immediately, and subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 57(i) of the Act and rule 17d-1 under the Act, that applicants' participation in the proposed transactions is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(h) of the Exchange Act, that the requested exemption from section 13(a) of the Exchange Act is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary